Cardinal Spirits, LLC (the "Company") an Indiana Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cardinal Spirits, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 14, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	274,785	128,586
Accounts Receivable	420,554	1,004,825
Prepaid Expenses	51,665	50,493
Inventory	1,051,114	1,327,041
Total Current Assets	1,798,117	2,510,945
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	156,942	179,658
Intangible Assets: Trademark, net of Accumulated Depreciation	29,821	31,001
Total Non-Current Assets	186,763	210,659
TOTAL ASSETS	1,984,880	2,721,604
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	360,248	1,170,145
Distributions Payable	456,879	-
Accrued Taxes	1,495,075	707,453
Line of Credit	-	190,650
Accrued Interest	106,774	64,091
Accrued Payroll	32,635	51,039
Accrued Insurance	28,452	27,446
Other Liabilities	1,671	-
Total Current Liabilities	2,481,734	2,210,823
Long-term Liabilities		
Equipment Loan	60,884	82,297
Long-Term Loans	675,634	393,457
Related Party Loans	1,675,173	628,570
Total Long-Term Liabilities	2,411,692	1,104,325
TOTAL LIABILITIES	4,893,426	3,315,148
EQUITY		
Preferred Stock	1,531,981	1,531,981
Additional Paid in Capital	7,874	7,874
Accumulated Deficit	(4,448,401)	(2,133,399)
Total Equity	(2,908,546)	(593,544)
TOTAL LIABILITIES AND EQUITY	1,984,880	2,721,604

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	6,338,046	7,554,795
Cost of Revenue	4,983,598	7,223,245
Gross Profit	1,354,448	331,549
Operating Expenses		
Advertising and Marketing	90,711	236,148
General and Administrative	306,341	308,201
Payroll and Related Expenses	1,499,320	1,058,058
Utilities and Facilities	442,309	628,819
Bad Debt Expenses	280,517	
Operating and Maintenance Expenses	330,562	577,141
Depreciation	22,716	26,629
Amortization	3,466	4,062
Total Operating Expenses	2,975,942	2,839,058
Operating Income (loss)	(1,621,494)	(2,507,509)
Other Income		
Interest Income	11,109	-
COVID-19 Relief	-	452,197
Other		
Total Other Income	11,109	452,197
Other Expense		
Interest Expense	(220,738)	(51,467)
Loss on Inventory Write Down	-	(50,835)
Other		
Total Other Expense	(220,738)	(102,302)
Net Income (Loss)	(1,831,123)	(2,157,615)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,831,123)	(2,278,428)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	22,716	26,629
Amortization	3,466	4,062
Accrued Interest	42,684	27,930
PPP Loan Forgiveness	-	(192,967)
Accounts Payable and Accrued Expenses	(9,923)	1,705,589
Accrued Liabilities	(1,171)	308,197
Inventory	396,740	(419,029)
Accounts Receivable	584,271	(395,674)
Other	2,162	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,040,944	1,064,738
Net Cash provided by (used in) Operating Activities	(790,179)	(1,213,690)
INVESTING ACTIVITIES		
Capital Expenditures	(2,285)	(13,200)
Net Cash provided by (used by) Investing Activities	(2,285)	(13,200)
FINANCING ACTIVITIES		
Member Distributions	(27,000)	(334,007)
Debt Issuances	1,756,727	440,000
Debt Payments	(600,415)	(442,936)
Credit Line	(190,650)	190,650
Net Cash provided by (used in) Financing Activities	938,662	(146,292)
Cash at the beginning of period	128,586	1,501,769
Net Cash increase (decrease) for period	146,198	(1,373,182)
Cash at end of period	274,785	128,586

Statement of Changes in Member Equity

	Common Shares		Preferred Shares				
	# of shares	$ Amount	# of shares	$ Amount	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder Equity
Beginning Balance at 1/1/2021	1,500,000	-	987,774	1,531,981	7,874	358,223	1,898,078
Member Distributions	-	-	-	-	-	(334,007)	(334,007)
Net Loss	-	-	-	-	-	(2,157,615)	(2,157,615)
Ending Balance 12/31/2021	1,500,000	-	987,774	1,531,981	7,874	(2,133,398)	(593,544)
Member Distributions	-	-	-		-	(27,000)	(27,000)
Accrued Member Distributions	-	-	-	-	-	(456,879)	(456,879)
Net Loss	-	-	-	-	-	(1,831,123)	(1,831,123)
Ending Balance 12/31/2022	1,500,000	-	987,774	1,531,981	7,874	(4,448,400)	(2,908,545)

Cardinal Spirits LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Cardinal Spirits LLC ("the Company") was formed in Indiana on March 14, 2011. Cardinal. The Company earns revenue in three primary business divisions. "Brand Sales" consists of producing and selling distilled spirits to wholesalers across the United States. "Copacking" consists of producing distilled spirits for other brand owners and suppliers on a contract basis. "Tasting Room" consists of operating a restaurant and bar that serves Cardinal Spirits products in cocktails. The Company's headquarters is in Bloomington, Indiana. The Company's customers will be located in the United States.

The company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Branded Products - The Company generates revenues through the delivery of spirits and ready-to-drink cocktail products to distributors, who in turn sell the product into retail establishments. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

	Spirits	*Ready-to-Drink Cocktails*	*Other*	*Total*
2022	$ 1,269,235	$ 528,963	-	$ 1,798,198
2021	$ 1,534,853	$ 413,649	-	$ 1,948,502

Contract Bottling - The Company generates revenues by providing contract bottling services to third party spirit brands. The Company's payments are generally collected with 30-60 days after the service is provided. The Company's primary performance obligation is bottle, label and package bulk spirits into case packaging that can be sold to retail outlets. For certain customers, the Company will also source certain ingredients and packaging materials and include these costs in the final price. While the Company is liable for quality deviations, these have historically been minimal and, as such, the Company does not carry a reserve for such obligations.

	Private Label	*Bottling*	*Other*	*Total*
2022	$ 785,633	$ 2,486,472	$ 638,793	$ 3,910,989
2021	$ 1,139,161	$ 2,434,125	$ 1,388,579	$ 4,961,865

Food Service - The Company also generates foodservice revenue through the sale of spirits, food, and merchandise to customers visiting their Tasting Room. Revenue is recognized at the time of delivery, net of discounts provided at the point of sale.

	Spirits	*Food*	*Other*	*Total*
2022	$ 310,927	$ 247,190	$ 70,833	$ 628,950
2021	$ 330,688	$ 245,074	$ 68,666	$ 644,428

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2022, two customers accounted for 38% and 24% of the Company's gross accounts receivable, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Royalty Agreement Obligations

On occasion, the Company will enter into a private label agreement with a third party that calls for a royalty agreement. These agreements range from 5-10% of sales and are accrued within the same period as accounts payable.

Income Taxes

The Company is a passthrough entity for tax purposes.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into loan and lease agreements with an entity ("The Entity") that is controlled by a member.

The Company and The Entity have reached a lease agreement that calls for a monthly payment of $3,750.

The Entity has provided multiple loans to the Company with an outstanding balance of $1,608,922 as of December 31, 2022. The interest rates range from 3.5 - 7%.

The Company has a loan agreement with one of its members with an outstanding balance of $157,271 as of December 31, 2022. The payment is dependent upon cash flow availability and it bears an interest rate of 3.5%. The balance of the loan is expected to be converted into equity.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

During the year ending in 2015, the Company entered into a loan agreement for $208,000 with an interest rate of 3.35% and a maturity date of September, 2025. This loan is secured by certain equipment and guaranteed by the US Small Business Administration. Monthly payments of $2,042 are required. The balance of this loan was $60,884 and $82,297 as of December 31, 2022 and 2021, respectively.

During the year ending 2021, the Company entered into a Revolving Line of Credit agreement with a borrowing limit of $200,000 with an interest rate of 4.00% and a maturity date of August, 2022. This loan is secured by all assets of the Company. The balance of this loan was $0 and $190,650 as of December 31, 2022 and 2021, respectively.

During the year ending 2021, the Company entered into a loan agreement for $440,000 with an interest rate of 4.25% and a maturity date of May, 2026. This loan is secured by all assets of the Company. Monthly payments of $8,166 are required. The balance of this loan was $310,802 and $393,457 as of December 31, 2022 and 2021, respectively.

During the year ending 2022, the Company entered into a loan agreement for $191,727 with an interest rate of 6.75% and a maturity date of September, 2027. This loan is secured by all assets of the Company. Monthly payments of $3,782 are required. The balance of this loan was $183,605 and $0 as of December 31, 2022 and 2021, respectively.

In April 2022, the Company entered into an agreement to sell future cash receipts totaling $645,000 for $500,000, which is a discount factor of 1.29. The agreement does not have a termination date and is secured by future cash receipts. The interest rate of the agreement is 20%. The company made payments of $12,797.65 each week during 2022. The balance of this indebtedness was $197,082 and $0 as of December 31, 2022 and 2021, respectively.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
First Financial - Line of Credit	200,000	-	Aug-22	-	-	-	-	190,650	-	190,650	-
First Financial Commercial Loan	440,000	4%	May-26	86,281	224,521	310,802	-	82,655	310,802	393,457	-
SBA Equipment - Wells Fargo Admin	208,000	2%	Sep-25	21,796	39,088	60,884	-	21,413	60,884	82,297	-
First Financial Commercial Loan #2	191,727	7%	Sep-27	33,772	149,833	183,605	-	-	-	-	-
Libertas Funding - Cash Receipts Loan	500,000	54%	-	181,227	-	181,227	15,855	-	-	-	-
Related Party Loans	1,675,173	-	-	-	1,675,173	1,675,173	90,919	-	628,570	628,570	62,065
Total				**323,076**	**2,088,615**	**2,411,692**	**106,774**	**294,718**	**1,000,256**	**1,294,974**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	181,227
2024	-
2025	60,884
2026	310,802
2027	183,605
Thereafter	

NOTE 6 – EQUITY

The Company has authorized 1,500,000 of common membership units with a par value of $4.95 per unit. 1,500,000 units were issued and outstanding as of December 31, 2022.

Voting: Common unit holders are entitled to one vote per unit

Dividends: The holders of common membership units are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 987,774 of preferred membership units with a par value of $4.95 per unit. 987,774 units were issued and outstanding as of December 31, 2022

Voting: Preferred unit holders shall not be entitled to vote on any matters required or permitted to be voted on by the members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 14, 2023, the date these financial statements were available to be issued.

In January 2023, the Company refinanced the existing loan agreement to sell future cash receipts, see note 5. The new terms consist of selling future cash receipts totaling $387,000 for $300,000, which is a discount factor of 1.29. The agreement does not have a termination date and is secured by future cash receipts. The interest rate of the agreement is 20%. The refinanced loan agreement reduces the weekly payment to $7,678.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial

statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.